BP 3/28 ✱


RECEIVED
MAR - 1 2007


07004793

SECUR[...]ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37762

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG FINANCIAL SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Danbury Road
(No. and Street)

Wilton (City) Connecticut (State) 06897-4444 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen J. Hawriluk 203-221-4820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark S. Balfan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG FINANCIAL SECURITIES CORP., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Financial Officer

Title

HEATHER R. CHAPPA
NOTARY PUBLIC
Notary Public MY COMMISSION EXPIRES AUG. 31, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS


MAR - 1 2007

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 – Broker/Dealer

To the Stockholders of
AIG Financial Securities Corp.
Wilton, Connecticut

In planning and performing our audit of the financial statements and supplementary schedule of AIG Financial Securities Corp. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this

responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely



on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2007

AIG Financial Securities Corp.

Statement of Financial Condition
December 31, 2006



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder of
AIG Financial Securities Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AIG Financial Securities Corp. (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2007

AIG Financial Securities Corp.
Statement of Financial Condition
December 31, 2006

(dollars in thousands, except share data)

Assets		
Cash	$	7
Securities purchased under agreements to resell (Note 3)		87,698
Spot commodities owned, at market value		73,356
	$	161,061
Liabilities and stockholder's equity		
Liabilities		
Accrued liabilities	$	22
Due to affiliates, net (Note 4)		75,326
Current taxes payable to affiliate (Note 6)		1,865
Liability subordinated to claims of general creditors (Note 5)		10,000
		87,213
Stockholder's equity		
Common stock, $.01 par value; 10,000 shares authorized, issued and outstanding		-
Additional paid-in capital		50
Retained earnings		73,798
		73,848
	$	161,061

The accompanying notes are an integral part of this statement of financial condition.

1. Organization of the Company

AIG Financial Securities Corp. (the "Company") is a wholly owned subsidiary of AIG Financial Products Corp. ("AIGFP" or the "Parent"), which in turn is a wholly owned subsidiary of American International Group, Inc. ("AIG"). AIG has issued an irrevocable guarantee under which it guarantees to each holder of a monetary obligation or liability of the Company the prompt payment, when due, of all such obligations or liabilities. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
At December 31, 2006, the Company's cash is held at two New York Money Center banks.

Spot Commodities Owned
Spot commodities owned are recorded on a trade date basis and are stated at market value based on closing commodity exchange quotations. Spot commodity transactions are primarily conducted through affiliated entities. Spot commodities owned consists primarily of aluminum but also includes platinum and palladium. Because of the nature of precious metals valuations, the market value may vary on occasion from the amounts that may ultimately be realized upon sale or other disposition of the spot commodities.

Securities Transactions
The Company clears securities transactions executed for clients of the Company's affiliates. In the normal course of business, the Company is involved in the execution and settlement of securities transactions whose counterparties are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss. As of December 31, 2006, the Company had no unsettled transactions with its counterparties. The Company does have the right to pursue collection of performance from the counterparties who do not perform under contractual obligations. The Company monitors the credit standing of all counterparties with which it conducts business.

The Company is also subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement. The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

Fair Value of Financial Instruments
All financial instruments have carrying values in the statement of financial condition that approximate fair value as they are carried on a mark-to-market basis, are short-term, or have floating interest terms.

3. Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are accounted for as collateralized financing transactions and are recorded at their contracted resale amounts, plus accrued interest. It is the Company's policy to take possession of these securities.

At December 31, 2006, the Company had overnight securities purchased under agreements to resell with one broker-dealer. The Company minimizes the credit risk that the counterparty might be unable to fulfill their contractual obligations by monitoring credit exposure and collateral value, and requiring additional collateral to be deposited with the Company when deemed necessary.

At December 31, 2006, the market value of collateral received for resale transactions that can be sold or repledged by the Company was $87,798.

4. Due to affiliates, net, and Related-Party Transactions

Due to affiliates, net, consists of a loan payable to AIGFP of $73,362, net operating funding balances of $1,974, interest payable on the loan of $230, offset by a total return swap ("TRS") interest receivable from AIGFP of $240.

The Loan to affiliate which matures on March 17, 2007 is primarily incurred on a revolving basis to finance purchases of spot commodities and bears interest at LIBOR.

Administrative services are provided to the Company by AIGFP. Administrative services include personnel, office space, data processing, communications, computer and any other expenses incurred which are necessary to conduct the Company's business as a broker dealer.

5. Liability Subordinated to Claims of General Creditors

The Company has entered into a subordinated debt agreement with AIGFP. This subordinated debt is included in the Company's regulatory capital, and can be repaid only if, after giving effect to repayment, the Company meets the Securities and Exchange Commission's capital regulations. Interest is payable annually on the last business day of the year at a floating per annum rate, which resets daily at the London Interbank Offered Rate. The principal is due on December 31, 2010.

6. Income Taxes

Income taxes are computed on a separate-company basis. The operations of the Company are included in the consolidated U.S. federal income tax return of AIG and in the combined Connecticut State tax return of AIG subsidiaries that operate in Connecticut. The difference between the effective income tax rate and the statutory federal income tax rate is due to state income taxes. Included in current taxes payable to affiliate in the statement of financial condition are state taxes payable of $351.

7. Commitments and Contingencies

The Company operates subject to cancelable agreements with affiliated entities.

8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $250, whichever is greater. At December 31, 2006, the Company had net capital of $69,177, which exceeded its requirement of $5,148 by $64,029, and its ratio of aggregate indebtedness to net capital was 1.12 to 1.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. During the year ended December 31, 2006, the Company was not required to and did not hold any customer money or securities.


END